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                               [KERR LETTERHEAD]

                                                                       EXHIBIT 1



                                                           FOR IMMEDIATE RELEASE


                     KERR CONTRIBUTES STOCK TO PENSION PLAN

         LOS ANGELES, CALIFORNIA (May 11, 1995) -- Kerr Group, Inc. (NYSE:KGM), announced today that it contributed 250,000 shares of its Common Stock, at a price of $7.56 per share, to the Kerr Group, Inc. Retirement Income Plan. The contribution reduced Kerr's pension liability by approximately $1,900,000.

         Kerr, headquartered in Los Angeles, is a major producer of plastic packaging products and home canning supplies.

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Company Contact:   D. Gordon Strickland
                   Senior Vice President, Finance and
                   Chief Financial Officer
                   (310) 284-2585